Exhibit 12.1

Cephalon, Inc

Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands)

	2002	2003	2004	2005	2006
Determination of Earnings:
Pre-tax income (loss) from continuing operations	$62,433	$130,314	$(28,184)	$(245,118)	$238,254
Add:
Amortization of interest capitalized in current or prior periods	—	—	—	—	52
Fixed charges	39,648	31,191	25,623	30,985	28,171
Total Earnings	$102,081	$161,505	$(2,561)	$(214,133)	$266,477

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	38,215	28,905	22,186	25,235	18,922
Appropriate portion of rentals	1,433	2,286	3,437	5,750	9,249
Preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	—
Fixed charges	39,648	31,191	25,623	30,985	28,171

Capitalized interest	—	—	—	1,044	1,766

Total Fixed Charges	$39,648	$31,191	$25,623	$32,029	$29,937

Ratio of earnings to fixed charges (1)	2.57	5.18	—	—	8.90

Deficiency of earnings to fixed charges	—	—	28,184	246,162	—

(1)  For the years ended December 31, 2004 and 2005 no ratios are provided because earnings were insufficient to cover fixed charges and fixed charges and preferred dividends, respectively.